Filed by Tumbleweed Communications Corp. Pursuant to Rule 425
                                              Under the Securities Act of 1933
                                      And Deemed Filed Pursuant to Rule 14a-12
                                     Under the Securities Exchange Act of 1934
                                               Subject Company: Valicert, Inc.
                                                 Commission File No: 000-31109


         On February 19, 2003, Tumbleweed Communications Corp. and Valicert, Inc. distributed to employees a list of frequently asked questions and corresponding responses regarding the merger between Tumbleweed and Valicert. The text of the responses follows.


                          Tumbleweed/Valicert merger
                                Employee FAQ's


General Questions:

Q. Why have the companies decided to merge?
A. Both Tumbleweed's and Valicert's management and board believe that the time is right to build a bigger and more relevant business that will have a leadership position in the broadly defined secure messaging space. We believe the companies' solutions are synergistic and we have a number of significant common customers. Additionally, the merger will create a business with greater revenue and market share and therefore increased relevance in an increasingly competitive market.

Q. Is this a friendly merger or a hostile action?
A. This merger has been and will remain a completely friendly transaction. It is obvious to both management teams and boards that the companies' prospects are enhanced as a single entity. Both management teams also recognize that there are valuable skills, competencies and operating models in both companies and we will ensure those capabilities are preserved and nurtured in the combined entity.

Q. What will be the name of the combined company?
A. Tumbleweed Communications Corp.

Q. What is the strategic vision of the combined company?
A. Although much work remains, we have completed the "1st draft" of what the new Tumbleweed will deliver. We will be sharing this with you during our upcoming town meetings and in scheduled departmental sessions.

Q. Where will the company be headquartered?
A. Tumbleweed will continue to maintain its HQ in Redwood City. The timing from a lease perspective is perfect, in that the lease at the Valicert facilities in Mountain View is due to expire in Q2. The folks at Valicert will therefore be joining us in Redwood City, where there is more than adequate room for everyone.

Q. When do you expect to achieve profitability?
A. The combined company is targeting Q4 profitability. It is possible for this to goal to be pulled into Q3 but it will depend upon the timing of deal closure and the success of each company exceeding its base plan.

Q. When do you expect the merger to close?
A. It is difficult to provide a precise date as a key dependency is the SEC and their review cycle. We will file our documents with the SEC in early March. That said, we anticipate that closing will occur in Q2 or Q3.


Integration Planning Questions:

Q. What methodology will be used to integrate the businesses?
A. We will be forming an integration team that will include folks from both companies. John Vigouroux and Doug Sabella will lead this effort and will be naming folks to the integration team in the coming weeks.

Q. What are some of the integration challenges that will need to be addressed?
A. As you can imagine, the integration is more complex than just moving folks into the same building. These challenges include people, customers, support systems and products. The first priority will be ensuring that our customers have no disruption in terms of sales, service and support and that the associates of the two companies are treated with respect and fairness. There is much work to be done and there will be frequent communications as the planning progresses.

Q. Has it been decided how Valicert will fit into the Tumbleweed structure?
A. Although much work remains, the plan is to operate Valicert as an integrated yet independent unit. John Vigouroux will join Tumbleweed as the Senior Vice President of the Valicert unit. John will report to Doug Sabella, President of Tumbleweed. The goal of establishing an integrated yet independent unit is to ensure that both businesses continue to execute on their plans while beginning the process of capturing both revenue and cost synergies that make this deal so attractive to both companies.

Q. Will all units and functional departments eventually merge together?
A. It is safe to assume that over time the customer, revenue, development and cost synergies associated with integration will drive the business to increasingly align. However, we will not proceed under the assumption that changes will be absolute or simultaneous, but rather each area will evolve in a manner that supports our long term goals.

Q. Will the sales teams sell both product lines?
A. The sales teams will be responsible for selling the product families that are currently in their own portfolio. It is critical that each sales team successfully execute on its current revenue plans in order to ensure success of the combined business. John Vigouroux, Denis Brotzel, Bill Pollak and Doug Sabella will be working with the sales leadership of both companies to develop plans to incentivize partnership. We also expect that through the course of 2003 we will offer training to the sales and SE teams and begin the process of account planning for the combined company.

Q. How will customer service be managed in the combined business?
A. Initially the customer service teams will remain independent. The integration team will establish a services blueprint for the combined company. There are many challenges in this critical functional area including customer records, training, service levels etc. The top priority will be on ensuring customer satisfaction.

Q. Will there be a single web site?
A. Yes there will be a single web site for the company. A newly designed web site will be launched in support of the combined business.

Q. Will there be layoffs? If yes, how many?
A. In the coming months the integration team will be assessing requirements and identifying potential areas of duplication. As is always the case, there will be duplications, and we will have to address them. It is too early to determine the extent of any reductions. In fact, a key dependency will be each businesses Q1 results and Q2/Q3 pipelines. Nothing would make us happier than if we blew out our collective results and thus minimized any reductions.


Valicert Specific Questions:

Q. What will happen to the current Valicert executive team?
A. John Vigouroux will join the Tumbleweed as the SVP - Valicert unit. Dennis Brotzel and Dave Jevans will also be joining Tumbleweed. Tim Conley and Chini Krishnan will transition out of the company but will be actively working the integration in the interim.

Q. Will this effect the operation in India?
A. This will not effect the operation in India. Tumbleweed currently has similar operations in Bulgaria and views this type offshore model as a critical component to our future success. The plan is to maintain and potentially grow both operations.

Q. Will there be any changes in salaries?
A. No changes are anticipated in any of the base salaries.

Q. Will there be any changes to bonuses or commission plans?
A. Sales commission plans will remain unchanged for both the Tumbleweed and Valicert sales teams. Bonus plans will be assessed on a case by case basis.

Q. Will I maintain my years of service?
A. Yes, the years of service will be carried forward.

Q. What will happen to my accrued PTO?
A. Earned PTO will carry over. The Tumbleweed vacation and holiday schedules will be adopted for the combined business. Naturally we will be flexible if this causes conflicts with prior vacation.



Q. Will there be any changes in health, dental and vision benefits?
A. Although this will need to be worked by the integration team it is safe to assume the benefit plans will eventually be combined into a single plan. There is generally a transition process, and we will ensure that any transition is seamless to all employees.

Q. What will happen to existing options at Valicert?
A. Tumbleweed will be assuming the Valicert option programs. This means that the current Valicert employee option grants will come across post merger, adjusted for the exchange rate. In addition Tumbleweed has set aside an additional option pool for Valicert employees to ensure an equitable model with current Tumbleweed employees. Details will follow on this topic.

Q. What will happen to the ESPP?
A. Tumbleweed terminated its ESPP several quarters ago in order to reduce selling pressure on the share price. Tumbleweed has been and will remain focused on providing a competitive option program that reflects our growth stage.

Q. Will Tumbleweed support the continuation of applications for H1 work permits?
A. Yes. Like most companies in the valley Tumbleweed actively supports its employees in gaining the necessary VISA permits. Tumbleweed will work to preserve all in progress applications.

FORWARD LOOKING STATEMENTS

Tumbleweed and Valicert caution that forward-looking statements contained in this document are based on current plans and expectations, and that a number of factors could cause the actual results to differ materially from the guidance given at this time. These factors are described in the Safe Harbor statement below.

Except for the historical information contained herein, the matters discussed in this document may constitute forward-looking statements that involve risks and uncertainties that could cause actual results to differ materially from those projected. These statements include those concerning the consummation of the acquisition and, if consummated, its potential benefits and effects, including but not limited to any expectations as to profitability of the combined company. In some cases, forward-looking statements can be identified by terminology such as "may," "will," "should," "potential," "continue," "expects," "anticipates," "intends," "plans," "believes," "estimates," and similar expressions. For further cautions about the risks of investing in Tumbleweed or Valicert, we refer you to the documents Tumbleweed and Valicert file from time to time with the Securities and Exchange Commission, particularly Tumbleweed's Form 10-K filed March 29, 2002 and Form 10-Q filed November 14, 2002, Valicert's Form 10-K filed April 1, 2002 and Form 10-Q filed November 13, 2002, and the registration statement relating to the acquisition to be filed subsequently. In this regard, investors are cautioned that the acquisition may not be consummated on the terms proposed or at all, and, if consummated, the combined companies will be subject to numerous risks and uncertainties, including, but not limited to, the risks inherent in acquisitions of technologies and businesses, including the integration of separate workforces, the timing and successful completion of technology and product development through production readiness, integration of such technologies and businesses into the combined company, unanticipated expenditures, changing relationships with customers, suppliers and strategic partners, and other factors.

Tumbleweed and Valicert assume no obligation to update information contained in this document, including for example guidance regarding future performance, which represents the companies' expectations only as of the date of this release and should not be viewed as a statement about the companies' expectations after such date. Although this release may remain available on the companies' websites or elsewhere, its continued availability does not indicate that the companies are reaffirming or confirming any of the information contained herein.

ADDITIONAL INFORMATION

Tumbleweed and Valicert intend to file with the SEC a joint proxy statement/prospectus and other relevant materials in connection with the transaction. The joint proxy statement/prospectus will be mailed to the stockholders of Tumbleweed and Valicert. Investors and security holders of Tumbleweed and Valicert are urged to read the joint proxy statement/prospectus and the other relevant materials when they become available because they will contain important information about Tumbleweed, Valicert and the transaction. The joint proxy statement/prospectus and other relevant materials (when they become available), and any other documents filed by Tumbleweed or Valicert with the SEC, may be obtained free of charge at the SEC's web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by Tumbleweed by contacting Tumbleweed Investor Relations, 700 Saginaw Drive, Redwood City, California 94063, (650) 216-2000 or by accessing Tumbleweed's website at www.tumbleweed.com. Investors and security holders may obtain free copies of the documents filed with the SEC by Valicert by contacting Valicert Investor Relations, 1215 Terra Bella Avenue, Mountain View, California 94043, (650) 567-5400 or by accessing Valicert's website at www.valicert.com. Investors and security holders are urged to read the joint proxy statement/prospectus and the other relevant materials when they become available before making any voting or investment decision.

Tumbleweed and its executive officers and directors may be deemed to be participants in the solicitation of proxies from the stockholders of Tumbleweed and Valicert in favor of the transaction. A list of the names of Tumbleweed's executive officers and directors, and a description of their respective interests in Tumbleweed, are set forth in the proxy statement for Tumbleweed's 2002 Annual Meeting of Stockholders, which was filed with the SEC on May 1, 2002. Investors and security holders may obtain additional information regarding the interests of Tumbleweed's executive officers and directors in the transaction by reading the joint proxy statement/prospectus when it becomes available.

Valicert and its executive officers and directors may be deemed to be participants in the solicitation of proxies from the stockholders of Tumbleweed and Valicert in favor of the transaction. A list of the names of Valicert's executive officers and directors, and a description of their respective interests in Valicert, are set forth in the proxy statement for Valicert's 2002 Annual Meeting of Stockholders, which was filed with the SEC on April 30, 2002. Investors and security holders may obtain additional information regarding the interests of Valicert's executive officers and directors in the transaction by reading the joint proxy statement/prospectus when it becomes available.